EXHIBIT (a)(1)(vi)

IMMEDIATE ATTENTION REQUIRED

March 30, 2005

To the Participants in the OfficeMax Common Stock Fund of the OfficeMax Savings Plan:

        OfficeMax Incorporated ("OfficeMax") has initiated a tender offer to purchase for cash up to 23,500,000 shares of its common stock at a price not greater than $34.00 nor less than $30.00 per share. OfficeMax is making the tender offer to all shareholders and wishes to extend the tender offer to participants in the OfficeMax Savings Plan (the "401(k) Plan") who invest a portion of any of their plan accounts in OfficeMax common stock through the OfficeMax Common Stock Fund (the "Common Stock Fund").

        If a portion of any of your plan accounts is invested in OfficeMax common stock through the Common Stock Fund, you have the right to tender (that is, offer to sell to OfficeMax) some or all of your Common Stock Fund balance by tendering the corresponding equivalent shares of OfficeMax common stock (the "equivalent shares"), in accordance with the enclosed documents. You may determine the approximate number of equivalent shares in your plan account from time to time either through the Internet at www.officemaxsavings.csplans.com or by calling (877) 669-4015. Please note that the number of equivalent shares is not exact because the Common Stock Fund holds a small percentage of the portfolio in cash for liquidity purposes. Please also note that the number of equivalent shares credited to your plan account may change prior to the expiration of the tender offer period as a result of additional 401(k) and matching contributions being made, as well as by any investment changes you make.

        To exercise this right, you must complete the enclosed Trustee Direction Form and return it to Wells Fargo Shareowner Services, the Depositary for the tender offer, by 5:00 p.m., New York City Time, on Monday, April 25, 2005, unless OfficeMax has extended the tender offer. The Depositary will then communicate your instructions to State Street Bank and Trust Company, the custodian and trustee of the 401(k) Plan (the "Trustee"). We have been advised that, if the Depositary does not receive your completed Trustee Direction Form by the time and date specified above, it will not be able to provide the necessary information to the Trustee in a timely manner for the Trustee to tender any equivalent shares held on your behalf in a timely manner.

        If your tender is accepted, proceeds from the sale will be deposited into your 401(k) Plan account and invested in the plan's Stable Value Fund unless and until you reallocate the proceeds based on your personal investment strategy.

Your Decision Whether to Tender

        The decision whether to tender some or all of your equivalent shares is yours alone; we are not recommending that you tender or refrain from tendering your equivalent shares. In making your decision, you should consider your personal investment and retirement goals and whether the total return on your plan is likely to be greater by retaining your equivalent shares or by tendering equivalent shares and reinvesting the sale proceeds (if the tender is accepted).

Important Documents Enclosed

        We enclose the Offer to Purchase dated March 30, 2005, the related Letter of Transmittal, other tender offer materials, and a Trustee Direction Form. Your immediate attention is required. The enclosed "Letter to Participants in the OfficeMax Common Stock Fund of the OfficeMax Savings Plan" summarizes the tender offer, your rights under the plan and the procedures for completing the Trustee Direction Form. You should also review the more detailed explanation of the tender offer provided in the other tender offer materials enclosed with this letter, including the Offer to Purchase and the related Letter of Transmittal. It is important that you read the enclosed documents carefully before you make a decision whether or not to tender any of your equivalent shares.

Important Dates

March 30, 2005	OfficeMax initiates offer to shareholders

5:00 p.m., New York City time, Monday, April 25, 2005	Deadline to return your Trustee Direction Form to the Depositary to tender your equivalent shares or to withdraw your previous tender of equivalent shares (unless OfficeMax has extended the tender offer)

5:00 p.m., New York City time, Thursday, April 28, 2005	The tender offer expires (unless OfficeMax has extended the tender offer)

        If you do not wish to tender any of your equivalent shares, you need not take any action. However, unless you direct the Trustee by delivering a completed Trustee Direction Form to the Depositary by the deadline specified in this letter, none of your equivalent shares will be tendered.

Yours truly,
OFFICEMAX INCORPORATED Plan Administrator of OfficeMax Savings Plan

Offer to Purchase for Cash
by
OFFICEMAX INCORPORATED
Up to 23,500,000 Shares of its Common Stock
(Including the Associated Common Stock Purchase Rights)
At a Purchase Price Not Greater Than $34.00 nor Less Than $30.00 Per Share

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, APRIL 28, 2005,
UNLESS THE TENDER OFFER IS EXTENDED.

March 30, 2005

To Participants in the OfficeMax Common Stock Fund of the OfficeMax Savings Plan:

        OfficeMax Incorporated ("OfficeMax" or "we") is offering to purchase for cash up to 23,500,000 shares of its common stock, par value $2.50 per share, at a price not greater than $34.00 nor less than $30.00 per share, net to the seller in cash, without interest. The tender offer is being made upon the terms and conditions specified in the Offer to Purchase, dated March 30, 2005, and the related Letter of Transmittal, which are enclosed.

        As a participant in the OfficeMax Savings Plan (the "401(k) Plan"), a portion of your plan account may be invested in OfficeMax common stock through the OfficeMax Common Stock Fund (the "Common Stock Fund"). In accordance with the tender offer, you may tender (that is, offer to sell to OfficeMax) some or all of your Common Stock Fund balance by tendering the corresponding equivalent shares of OfficeMax common stock.

        The approximate number of equivalent shares you own on a particular day can be determined by dividing the market value of your Common Stock Fund balance by the New York Stock Exchange closing price of OfficeMax common stock on that day. You may determine the approximate number of equivalent shares in your plan account from time to time either through the Internet at www.officemaxsavings.csplans.com or by calling (877) 669-4015. Please note that the number of equivalent shares is not exact because the Common Stock Fund holds a small percentage of the portfolio in cash for liquidity purposes. Please also note that the number of equivalent shares credited to your plan account may change prior to the expiration of the tender offer period as a result of additional 401(k) and matching contributions being made, as well as by any investment changes you make.

        If you do not wish to tender any portion of your equivalent shares, you need not take any action. Unless you complete and return the Trustee Direction Form on a timely basis, none of your equivalent shares will be tendered.

        The Offer.    Upon the terms and subject to the conditions of the tender offer, OfficeMax will determine a single per share price not greater than $34.00 nor less than $30.00 that it will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares tendered and the prices specified by tendering shareholders. OfficeMax will select the lowest purchase price that will allow it to purchase 23,500,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, in the tender offer. All shares properly tendered at or below the purchase price and not properly withdrawn will be purchased at the purchase price selected by OfficeMax, subject to the "odd lot" priority, conditional tender and proration provisions described in the Offer to Purchase. OfficeMax will pay the same purchase price for all shares acquired in the tender offer. OfficeMax reserves the right, in its sole discretion, to purchase more than 23,500,000 shares in the tender offer, subject to applicable law. Shares tendered at prices greater than the purchase price and shares not purchased due to proration or conditional tender provisions will be returned to the tendering shareholders or the 401(k) Plan, as applicable, at OfficeMax's expense promptly after the expiration date. See Section 1 and Section 3 of the Offer to Purchase.

        If at the expiration of the tender offer more than 23,500,000 shares (or such greater number of shares as OfficeMax may elect to purchase, subject to applicable Securities and Exchange Commission ("SEC") rules) are properly tendered at or below the purchase price selected by OfficeMax, OfficeMax will buy shares:

          (i)    first, from all holders of "odd lots" of less than 100 shares (not including any shares held in the 401(k) Plan) who properly tender all of their shares at or below the purchase price selected by OfficeMax and do not properly withdraw them before the expiration date;

          (ii)    second, on a pro rata basis from all other shareholders who properly tender shares at or below the purchase price selected by OfficeMax (except for shareholders who tendered subject to the condition that a specified minimum number of shares be purchased as described in Section 6 of the Offer to Purchase and whose condition was not satisfied); and

          (iii)   third, only if necessary to permit OfficeMax to purchase 23,500,000 shares (or such greater number of shares as OfficeMax may elect to purchase, subject to applicable SEC rules), from holders who have tendered shares at or below the purchase price conditionally (for which the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares. See Section 1 and Section 6 of the Offer to Purchase.

        The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

        The tender offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal and is being made to all holders of shares of common stock of OfficeMax. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of OfficeMax residing in any jurisdiction in which the making of the tender offer or acceptance of the tender offer would not be in compliance with the securities laws of that jurisdiction.

        The tender offer will expire at 5:00 p.m., New York City time, on Thursday, April 28, 2005.

        Tender Instructions.    If you would like to tender some or all of your equivalent shares in response to the tender offer, you must complete the yellow Trustee Direction Form included with this document and return it to Wells Fargo Shareowner Services, the Depositary for the tender offer, at one of the addresses provided below so that the Depositary receives it no later than 5:00 p.m., New York City time, on Monday, April 25, 2005, unless OfficeMax has extended the tender offer, in which case, if administratively feasible, the deadline for receipt of your yellow Trustee Direction Form will be 5:00 p.m., New York City time, four business days prior to the expiration of the tender offer, as extended.

        Because the terms and conditions of the Letter of Transmittal will govern the tender of the equivalent shares held in your plan account, you should read that document carefully. The Letter of Transmittal, however, is furnished to you for your information only and cannot be used by you to tender equivalent shares held on your behalf in your plan account. The Letter of Transmittal may only be used to tender shares held outside of the 401(k) Plan. If you hold shares outside of the 401(k) Plan and wish to tender those shares as well as equivalent shares held in your plan account, you must comply with the procedures described in the Letter of Transmittal and the Offer to Purchase for your shares outside of the 401(k) Plan, and submit a yellow Trustee Direction Form for equivalent shares you hold in your plan account. You should also read the Offer to Purchase carefully before making any decision regarding the tender offer.

        The Depositary will receive each participant's tender directions and will give them to State Street Bank and Trust Company, the custodian and trustee of the 401(k) Plan (the "Trustee"). The Trustee will tender equivalent shares at the prices specified on behalf of all participants in the 401(k) Plan who elect to tender shares.

        You must carefully follow the instructions below if you want to direct the Trustee to tender some or all of the equivalent shares held on your behalf in your plan account. Failure to follow these instructions properly may make you ineligible to direct the Trustee to tender equivalent shares held in your plan account in the tender offer. Equivalent shares held on your behalf in your plan account can be tendered only by following these instructions and by properly completing and returning the yellow Trustee Direction Form.

        To tender equivalent shares from your plan account you must specify on the yellow Trustee Direction Form the following:

  •
  What percentage of your Common Stock Fund balance and the corresponding equivalent shares you wish to tender;

  •
  Whether you are willing to sell the equivalent shares in your plan account to OfficeMax at the price determined by OfficeMax in the tender offer (this election may have the effect of lowering the purchase price and could result in your shares being purchased at the minimum price of $30.00 per share), or if not, the price or prices between $30.00 and $34.00 per equivalent share at which you are willing to sell the equivalent shares in the tender offer. If you want to tender the equivalent shares in your plan account at different prices, please refer to the yellow Trustee Direction Form for instructions.

        When considering whether or not to participate in the tender offer, it is important that you note the following:

          1.     If the Depositary does not receive your yellow Trustee Direction Form by 5:00 p.m., New York City time, on Monday, April 25, 2005, then the Depositary will not have sufficient time to process your direction and inform the Trustee. In such case, the Trustee will not tender any equivalent shares held on your behalf in the 401(k) Plan. The tender offer, proration period and, other than with respect to plan participants, withdrawal rights will expire at 5:00 p.m., New York City time, on Thursday, April 28, 2005, unless the tender offer is extended (see paragraph 7 below for information relating to the withdrawal rights of plan participants). Consequently, to allow time for processing, your yellow Trustee Direction Form must be received by the Depositary no later than 5:00 p.m., New York City time, on Monday, April 25, 2005, unless the offer is extended.

          2.     The 401(k) Plan is prohibited from selling equivalent shares to OfficeMax for a price that is less than the prevailing market price. Accordingly, if you elect to tender equivalent shares at a price that is lower than the prevailing price of OfficeMax's common stock on the New York Stock Exchange at the expiration of the tender offer, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than the closing price of OfficeMax's common stock on the New York Stock Exchange on the expiration date of the tender offer. This could result in your equivalent shares not being purchased in the tender offer.

          3.     The tender offer is for up to 23,500,000 shares, constituting approximately 25% of OfficeMax's shares outstanding as of March 29, 2005. The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions described in Section 7 of the Offer to Purchase.

          4.     The Board of Directors has approved the making of the tender offer. However, neither OfficeMax nor any member of its Board of Directors, the Dealer Manager, the Depositary, the Information Agent, or the Trustee or any other fiduciary of the plan, makes any recommendation to you as to whether you should tender or refrain from tendering your equivalent shares or as to the purchase price or purchase prices at which you may choose to tender your equivalent shares. You must make your own decision as to whether to tender your equivalent shares and, if so, how many equivalent shares to tender and the purchase price or purchase prices at which your equivalent shares should be tendered. OfficeMax's directors and executive officers have indicated that they do not intend to tender any shares in the tender offer as more specifically discussed in Section 11 of the Offer to Purchase.

          5.     Your tender instructions will be held in strict confidence by the Depositary and the Trustee and will not be divulged or released to any directors, officers or employees of OfficeMax, except as may be required by law.

          6.     Tendering participants will not be obligated to pay any brokerage fees or commission or solicitation fees to the Trustee, the Dealer Manager, the Depositary, the Information Agent or OfficeMax or, except as described in the Letter of Transmittal, stock transfer taxes on the transfer of shares in the tender offer.

          7.     As more fully described in the Offer to Purchase, tenders will be deemed irrevocable unless timely withdrawn. If you instruct the Trustee to tender equivalent shares held on your behalf in your plan account, and you subsequently decide to change your instructions or withdraw your tender of equivalent shares, you may do so by submitting a new yellow Trustee Direction Form. However, the new Trustee Direction Form will be effective only if it is received by the Depositary on or before 5:00 p.m., New York City time, on Monday, April 25, 2005, which is four business days before the scheduled expiration of the tender offer at 5:00 p.m., New York City time, on Thursday, April 28, 2005. Upon receipt of a timely submitted new Trustee Direction Form, your previous instructions to tender the equivalent shares will be deemed canceled. If your new Trustee Direction Form directed the Trustee to withdraw from tender the equivalent shares held on your behalf in your plan account by indicating that 0% of your Common Stock Fund balance is to be tendered, you may later re-tender those equivalent shares by submitting another yellow Trustee Direction Form to the Depositary at its address so long as it is received by the Depositary on or before 5:00 p.m. on the day that is four business days before the expiration of the tender offer (currently 5:00 p.m., New York City time, on Monday, April 25, 2005). Additional yellow Trustee Direction Forms may be obtained by calling D.F. King & Co., Inc., the Information Agent for the tender offer, at (800) 347-4750.

          8.     Contributions to the Common Stock Fund may continue throughout the tender offer.

          9.     If you tender equivalent shares, the tender proceeds will be deposited into your plan account and invested in the plan's Stable Value Fund unless and until you reallocate the proceeds based on your personal investment strategy.

          10.   While you will not recognize any immediate tax gain or loss as a result of the tender offer, the tax treatment of future withdrawals by you or future distributions to you from the 401(k) Plan may be adversely affected by a tender and sale of equivalent shares within the plan to the extent you have tendered equivalent shares in the tender offer. Specifically, under current federal income tax rules, if you receive a lump sum distribution from a plan including

  OfficeMax equivalent shares that have increased in value while they were held by the plan, under certain circumstances you may have the option of not paying tax on this increase in value, which is called "net unrealized appreciation," until you sell the equivalent shares. When the equivalent shares are sold, any gain up to the amount of the untaxed net unrealized appreciation is taxed as long-term capital gain. If equivalent shares credited to your individual plan account are purchased by OfficeMax in the tender offer, you will no longer be able to take advantage of this tax benefit.

        If you have any questions regarding your participation in the tender offer, please contact D.F. King & Co., Inc., the Information Agent for the tender offer, at (800) 347-4750.

        Unless you direct the Trustee, by completing and delivering the enclosed Trustee Direction Form to the Depositary by the deadline specified in this letter, to tender the equivalent shares held on your behalf in your plan account, no equivalent shares will be tendered.

        If you wish to tender your equivalent shares, complete the yellow Trustee Direction Form and return it to Wells Fargo Shareowner Services at one of the addresses listed below:

WELLS FARGO SHAREOWNER SERVICES

By Mail Wells Fargo Shareowner Services P.O. Box 64858 St. Paul, MN 55164-0858	By Hand or Overnight Courier Wells Fargo Shareowner Services Corporate Actions Department 161 North Concord Exchange South St. Paul, MN 55075 800-380-1372